

July 2, 2010

Luke M. Beshar
Senior Vice President and
Chief Financial Officer
NPS Pharmaceuticals, Inc.
550 Hills Drive, 3rd Floor
Bedminster, NJ 07921

> **Re: NPS Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Definitive Proxy Statement filed April 9, 2010**
> **File Number: 000-23272**

Dear Mr. Beshar:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
Royalty-Based Products and Product Candidates, page 10

1.   Please revise this section to provide a comprehensive discussion of the material terms of each of the registrant material agreements that are referred to in this section and filed as exhibits to the 10-K including the following as may be applicable:

- Material rights or benefits and obligations of each party to the agreement;
- Technology or intellectual property transferred to other party or received by the registrant;

- The amount of licensing fees and aggregate potential milestone payments either payable or receivable by the registrant;
- The amount of licensing and milestone payments already received or paid;
- The amount of royalties payable or receivable expressed as a percentage or range within 10% (i.e. single digits, teens, twenties, etc.); and
- The duration of each contract and the provisions related to termination.

Notes to Consolidated Financial Statements
(1) Organization and Summary of Significant Accounting Policies, page 60
(e) Goodwill, page 62

2. You disclose on page 75 in your December 31, 2008 Form 10-K that goodwill recorded on the balance sheet relates to the acquisition of Allelix in 1999. You disclose on page 87 of the December 31, 2009 Form 10-K that Allelix did not have active operations for approximately two years. Please tell us why goodwill was not impaired at December 31, 2008 or at a reporting date before the sale of the majority interest in this subsidiary in December 2009. Further, please tell us why a goodwill balance remains after this sale.

(g) Revenue Recognition, page 62

3. Please revise your disclosure to specifically explain the circumstances where you would not recognize up-front nonrefundable license fees over the period of continuing involvement. The disclosure that states "unless another pattern is apparent" is vague. For your September 2007 license agreement with Nycomed, please disclose when the performance period ended. Please clarify whether you have any remaining obligations under this agreement and specifically tell us how you addressed the management committee obligation and the joint development committee obligation in your analysis.

Definitive Proxy Statement filed on April 6, 2010

General

4. We note your disclosure on page 15 stating that after reviewing compensation policies and practices you have concluded it is not reasonably likely that such policies and practices would have a material adverse effect on the company. Please advise us of the basis for your conclusion and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant